      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1996

                                                       REGISTRATION NO. 33-71666
                                                       REGISTRATION NO. 33-_____

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                        --------------------------------

                                  AVITAR, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                              8172                       06-1174053
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)       Classification Code Number)     Identification Number)


                         ------------------------------

   556 Washington Avenue, Suite 202                  PETER P. PHILDIUS
    North Haven, Connecticut 06473             556 Washington Street, Suite 202
             (203) 234-7737                     North Haven, Connecticut 06473
                                                       (203) 234-7737
   (Address, including zip code, and             (Name, address, zip code, and
  telephone number, including area code,       telephone number, including area
of registrant's principal executive office        code, of agent for service)

                     --------------------------------------

         Copies to:

                              EUGENE M. CRONIN, ESQ
                          DOLGENOS NEWMAN & CRONIN LLP
                                96 SPRING STREET
                            NEW YORK, NEW YORK 10012
                                 (212) 925-2800

         Approximate date of commencement of proposed sale to the public: As soon as practicable following the date on which this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box:                                                                         / /



         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:

                                                                             /X/



         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering:                      / /



         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering:                                             / /


         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box:                                         / /

                         CALCULATION OF REGISTRATION FEE

                                                           PROPOSED
                                                           MAXIMUM               PROPOSED
                                                           OFFERING              MAXIMUM
  TITLE OF EACH CLASS              AMOUNT TO BE            PRICE PER             AGGREGATE           AMOUNT OF
  OF SECURITIES TO BE               REGISTERED             SHARE                  OFFERING          REGISTRATION
      REGISTERED                                               (1)                 PRICE                FEE

COMMON STOCK,$0.01 PAR VALUE     6,850,714  (2)(11)        $1.96                $13,427,400        $4,630.14
VALUE

COMMON STOCK                       361,084  (3)            $0.96875 (4)            $349,800          $120.62

COMMON STOCK                       142,857  (5)(11)        $0.96875 (4)            $138,393           $47.72

COMMON STOCK                       272,321  (6)(11)        $1.12                   $305,000          $105.17

COMMON STOCK                       300,000  (7)(11)        $0.96875 (4)            $290,625          $100.22

COMMON STOCK                     1,485,000  (8)(11)        $0.96875 (4)          $1,438,594          $496.07

COMMON STOCK                       150,000  (9)(11)        $0.96875 (4)            $145,313           $50.11

COMMON STOCK                       595,714 (10)(11)        $1.96                 $1,167,599          $402.62

TOTAL COMMON STOCK              10,157,690                         -            $17,262,724        $5,952.67 (12)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c) and (g) under the Securities Act of 1933.

(2) Issuable upon exercise of 1,918,200 Redeemable Warrants registered under Registration Statement 33-47365 with current exercise price of $1.96 per share.

(3) Outstanding shares issued in private placements that may be sold by Selling Stockholders.

(4) Fee calculated upon the basis of the average of the bid and asked price of the Company's Common Stock reported on July 26, 1996 of $0.96875, which date is within five (5) business days prior to the date of filing of this Registration Statement.

(5) Issuable upon exercise of warrants granted in a private placement to D.H. Blair Holdings, Inc. with current exercise price of $0.035 per share.

(6) Issuable upon exercise of warrants granted in connection with private placements with current exercise price of $1.12 per share.

(7) Issuable upon exercise of bridge warrants granted in a private placement to Phildius Kenyon & Scott ("PKS") with current exercise price of $0.65 per share.

(8) Issuable upon exercise of bridge warrants granted in private placements to PKS and its partners and others with current exercise price of $0.50 per share.

(9) Issuable upon exercise of warrants granted in private placement in connection with a lease for real property with current exercise price of $0.50 per share.

(10) Issuable upon exercise of 166,800 Redeemable Warrants which are issuable upon exercise of Underwriter's Warrants granted pursuant to an Underwriting Agreement with A.S. Goldmen & Co., Inc. related to the offering of Common Stock and Redeemable Warrants registered under Registration Statement No. 33-47365.

(11) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement covers an indeterminate amount of additional shares of Common Stock issuable by virtue of anti-dilution provisions of the warrants referred to in notes (2), (5), (6), (7), (8), (9) and (10).

(12) 2,910,782 shares are being carried forward from Registration Statement No. 33-71666 for which a filing fee of $1,966.11 was paid.

Pursuant to Rule 429, this Registration Statement also serves as Post- Effective Amendment No. 1 to Registration Statement No. 33-71666 (the "Prior Registration Statement"). The Prospectus contained herein covers securities registered under this Registration Statement and 2,910,782 shares of Common Stock registered under the Prior Registration Statement.

     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION                 PRELIMINARY PROSPECTUS DATED JULY 31, 1996

PROSPECTUS



                                  AVITAR, INC.

                        13,068,472 SHARES OF COMMON STOCK

     This Prospectus relates to an aggregate offering of up to 13,068,472 shares of Common Stock of Avitar, Inc. (the "Company") which may be offered and sold from time to time. Of the 13,068,472 shares offered hereby, 12,707,388 are being offered by the Company which consist of (i) 9,761,496 shares of Common Stock issuable, if at all, upon the exercise of redeemable Common Stock purchase warrants (the "Redeemable Warrants") previously issued by the Company and upon payment to the Company of the exercise price, currently $1.96 per share; (ii) 2,350,178 shares of Common Stock issuable, if at all, upon the exercise of other Common Stock purchase warrants (the "Other Warrants") previously issued by the Company or its predecessors in connection with various private placement transactions including bridge loans and upon payment to the Company of the relevant exercise price, currently $0.035 to $1.12 per share; and (iii) 595,714 shares of Common Stocks issuable, if at all, upon the exercise of Redeemable Warrants underlying underwriter's warrants previously issued by the Company in connection with a 1992 public offering.

     THE WARRANT EXPIRATION DATE OF THE REDEEMABLE WARRANTS IS NOVEMBER 30, 1996. The Other Warrants expire on specified dates from December 31, 1996 through October 31, 1999.

     Additionally, this Prospectus covers 361,084 shares of Common Stock previously issued by the Company in connection with private placement transactions which may be offered by the Selling Stockholders identified in this Prospectus. The shares of Common Stock may be offered by the Selling Stockholders for sale from time to time in regular brokerage transactions on Nasdaq or to dealers, in private sales or negotiated transactions, or otherwise, at prices related to then prevailing market prices. The Company will not receive any of the proceeds of the sale of Common Stock by the Selling Stockholders. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION".

     The Company will assume no responsibility for the sale of the shares of Common Stock of the Selling Stockholders, nor can there be any assurances that a liquid trading market will exist for the sale of the shares of Common Stock to be offered by the Selling Stockholders. See "RISK FACTORS."

     The Company's Common Stock is included on the SmallCap Market of the National Association of Securities Dealers Automated Quotation System ("Nasdaq") under the symbol "AVIT". The closing bid price of the Company's Common Stock as reported by Nasdaq on July 26, 1996 was $0.90625.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN AS CONTAINED HEREIN, IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SHARES OF COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. A DISCUSSION OF THESE RISK FACTORS APPEARS ON PAGES 9 - 22.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


  CLASS OF       Price to Public      Underwriting                Proceeds to
  SECURITY                            Discounts and          Company and Selling
                                      Commissions               Shareholders

Shares of        $21,995,000 (1)         $0.00   (2)            $21,995,000 (1)
Common Stock


(1) Represents the aggregate exercise prices of outstanding warrants ranging from $0.035 to $1.96 per share and the anticipated sale by the Selling Stockholders at $1.03125 per share, the closing asked price reported on NASDAQ on July 26, 1996. There can be no assurances, however, that the Selling Stockholders will be able to sell their shares at this price, or that a liquid market will exist for the Company's Common Stock. The Company will receive no proceeds upon the sale of shares of Common Stock by the Selling Stockholders.

(2) This does not take into account the cost of this Offering, including printing and professional fees and other expenses estimated at $75,000 which will be borne entirely by the Company.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

The date of this Prospectus is ____________ , 1996.

                              AVAILABLE INFORMATION

         Avitar, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith it files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its regional offices located as follows: 7 World Trade Center, 13th Floor, New York, New York 10048; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90036-3648. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section , Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in such Registration Statement. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

         Statements made in this Prospectus concerning the contents of any contract or other documents are not necessarily complete. With respect to each contract or other document filed as an appendix to the Registration Statement, reference is hereby made to that appendix for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

         The Company will provide without charge to any registered warrant holder or stockholder of the Company, upon their written or oral request, a copy of the Company's Annual Report on Form 10-KSB, including audited financial statements for the fiscal year ended September 30, 1995, and Quarterly Reports for periods thereafter on Form 10-QSB. Written requests should be directed to Jay C. Leatherman, Jr., Secretary, Avitar, Inc., 556 Washington Avenue, Suite 202, North Haven, Connecticut 06473 and oral requests at (203) 234-7737.

         The Company intends to furnish upon request to the holders of the Common Stock, after the close of each fiscal year, annual reports containing audited consolidated financial statements with a report thereon by its independent auditors. Quarterly reports containing unaudited financial information for the first three quarters of each fiscal year may be furnished by the Company to the holders of the Common Stock from time to time or as required by applicable law.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES COVERED BY THE PROSPECTUS OR BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL.

                               PROSPECTUS SUMMARY

         The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus, other documents incorporated herein and in the Registration Statement of which this Prospectus is a part. Each prospective investor is urged to read this Prospectus in its entirety. The Common Stock offered hereby involves a high degree of risk.

         Avitar, Inc. (the "Company") is a holding company that operates through two subsidiaries: Managed Health Benefits Corporation ("MHB") and Avitar Technologies, Inc. ("ATI").

         MHB is in the business of providing cost containment services to assist employers and other third party payors in controlling the costs of group medical and disability benefits. MHB provides its services to employers and third party payors which are located nationwide and which incur the rising costs of health-related services but frequently do not routinely control or closely monitor the payment, accuracy or justification of these costs. The services provided by MHB primarily consist of (i) psychiatric utilization review, (ii) psychiatric bill review; and (iii) psychiatric disability case management. As of July 1996, MHB furnished its services to over twenty companies such as The Guardian Life Insurance Company, Chubb LifeAmerica, Northwestern National Life Insurance Company, Pioneer National Life Insurance Company, Allmerica Property and Casualty Company, Merit Behavioral Care, American International Group and John Alden.

         ATI has developed proprietary biomaterials and processing technologies that it has applied and intends to continue to apply to a variety of medical and dental products. In proceeding with the commercial exploitation of its core technologies, ATI has established distribution agreements with large medical product companies to market products designed, and/or licensed, and/or manufactured by ATI. ATI currently has marketing relationships with medical firms including the Convatec Division of E.R. Squibb & Sons, Inc., Smith & Nephew Richards, Inc., Medi Bayreuth, Knoll Pharmaceutical, Inc. and Simplex Medical Systems, Inc.

                                  THE OFFERING


Securities Offered by                 12,707,388 shares of Common Stock pursuant
the Company                           to outstanding warrants (including
                                      2,733,219 Redeemable Warrants).

Securities Offered by                 361,084 shares of Common Stock may be sold
the Selling Stockholders              by the Selling Stockholders. The Company
                                      will not receive any of the proceeds from
                                      any sales by the Selling Stockholders.

Terms of the Redeemable               Each Redeemable Warrant entitles the
Warrants                              holder thereof to purchase approximately
                                      3.57 shares of Common Stock, at a current
                                      exercise price of $1.96 per share at any
                                      time until November 30, 1996, subject, in
                                      certain circumstances, to earlier
                                      redemption by the Company. The exercise
                                      price and number of shares issuable upon
                                      the exercise of the Redeemable Warrants
                                      are subject to adjustment in certain
                                      circumstances.

Shares of Common Stock
  Outstanding prior
  to this Offering(1) ....................................    6,966,884

Shares of Common Stock
  to be Outstanding After
         this Offering(1) ................................   19,674,272

- --------------

(1) Does not include (i) 1,290,114 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants (other than the Redeemable Warrants and Other Warrants); or (ii) 3,825,783 shares of Common Stock issuable upon the conversion of the Preferred Stock.

Use of Proceeds ..................    The Company intends to use the net
                                      proceeds, if any, of this Offering to
                                      develop and expand its operation and
                                      administrative systems; to expand its
                                      sales and marketing activities; for
                                      product and service development and
                                      possible acquisitions; and for general
                                      working capital.

NASDAQ Symbols

  Common Stock ..................     AVIT

  Redeemable Warrants ...........     AVITW

RISK FACTORS                          THIS OFFERING INVOLVES A HIGH.
AND DILUTION                          DEGREE OF RISK AND, IN MOST
                                      CASES, IMMEDIATE AND
                                      SUBSTANTIAL DILUTION FROM THE
                                      PUBLIC OFFERING PRICE.

                          SUMMARY FINANCIAL INFORMATION

                                  AVITAR, INC.


CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:

                                            For the Six Months Ended              For The Year Ended
                                                    March 31,                        September 30,
                                        ---------------------------------    ------------------------------
                                             1996                1995 (1)         1995 (1)          1994
                                             ----                ----             ----              ----
Revenues                                $ 2,492,585        $   985,552       $ 3,512,825        $ 1,458,170
Gross Profit                                922,608            735,044         1,972,229          1,050,978
Income (Loss) from operations              (684,250)           114,681          (510,377)          (217,959)
Net Income (Loss)                          (750,360)           207,506          (688,575)           (42,267)
Income (Loss) per share                        (.15)               .04              (.14)              (.01)
Weighted average number of common
  & common equivalent shares
  outstanding                             5,177,450          4,783,755         4,940,517          3,661,523

- ---------------
(1) In May 1995, the Company acquired the predecessor of Avitar Technologies, Inc. Accordingly, amounts accrued after the date of the acquisition are included in the amounts reflected above.



CONSOLIDATED BALANCE SHEET DATA:


                                            March 31, 1996            September 30, 1995
                                            --------------            ------------------
                                       Actual          Pro Forma (1)

Working Capital (deficiency)       $(1,102,834)       $   397,166       $  (800,583)
Total assets                         6,663,200          8,163,200         6,988,223
Long-term debt (excluding
  current portion)                     316,890            316,890           332,804

Total liabilities                    2,759,257          2,483,007         2,481,978

Stockholders' equity                 3,903,943          5,680,193         4,506,245


- ---------------
(1) As adjusted to reflect (i) the investment of $1.25 million in Common Stock pursuant to Regulation S placements by the Company after March 31, 1996 and (ii) the amended Agreements, dated April 19, 1996, with the Convatec Division of E.R. Squibb & Sons, Inc. See "The Company - Recent Developments."

                                  RISK FACTORS

         AN INVESTMENT IN SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS INVOLVES A MATERIAL DEGREE OF RISK. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED ELSEWHERE IN THIS PROSPECTUS, BEFORE PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY.

         History of Losses. The Company's Statement of Operations for the fiscal year ended September 30, 1995 reflects net losses of ($688,575) and net loss per share of ($0.14). Each of MHB and ATI has a history of continuing losses. On a combined basis, MHB and ATI incurred net losses of approximately ($1,800,000) for their 1994 fiscal years. In addition, the Company has continued to incur significant operating losses since September 30, 1995. For the six months ended March 31, 1996, the net loss was ($750,360) or loss per share of ($0.15).

         There can be no assurances that future revenues of the Company will increase or that its operations will ever be profitable. See the financial statements of the Company in the Annual Report on Form 10-KSB and the Quarterly Report on Form 10- QSB for the period ended March 31, 1996, both of which are incorporated herein by reference.

         Going Concern Opinions Issued by Independent Auditors. Largely as a result of the factors discussed in "History of Losses", the reports of the Company's independent auditors relating to September 30, 1995 and prior reports with respect to its subsidiaries (year-end) financial statements include paragraphs expressing substantial doubt respecting the Company's ability to continue as a going concern.

         Working Capital Deficiency; Need for Additional Financing. As of March 31, 1996 and September 30, 1995, there were working capital deficiencies of approximately ($1,100,000) and ($800,000), respectively. As of such dates, cash and cash equivalents were approximately $74,000 and $155,000, respectively. The Company believes that cash, together with the funds expected to be generated from operations and net proceeds from recent offerings of its securities, are adequate to fund operations at current levels through at least December 31, 1996. These estimates are, however, based on certain assumptions and there can be no assurances that a sufficient level of revenues will be attained to fund operations thereafter or that unbudgeted and/or unexpected costs will not be incurred. Moreover, the combined transaction costs of the Company's 1995 merger were approximately $1,000,000, including the fees of attorneys, accountants and financial advisors. These transaction costs adversely affected the financial condition and liquidity of the Company. Future events, including the problems, expenses, difficulties and delays frequently encountered by similar small companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that will make the Company's working capital insufficient to fund its operations in the immediate or long-term future. If any of the above events occur, the Company may need additional financing earlier than anticipated. After September 30, 1995, the Company obtained a $1,250,000 credit line and raised approximately $1,250,000 from Regulation S Common Stock placements. However, the Company has no other arrangements presently in place to raise additional funds, either debt or equity, and there can be no assurance that it will be able to obtain any additional financing.

         Substantial Dilution. Some of the shares of Common Stock held by the Company's present holders of Common Stock were purchased for prices lower (some significantly) than the prices of some of the shares now being offered. At March 31, 1996, the Company had a negative net tangible book value of approximately $(0.23) per share. Based on an assumed public offering price of $1.96 per share of Common Stock (the current exercise price of the Redeemable Warrants), a purchaser in this Offering will experience immediate and substantial dilution.

         Conflicts of Interests; Effects of Conflicts on Non-Affiliates. Holders of Common Stock should be aware of certain conflicts of interest of Phildius, Kenyon & Scott ("PKS") and Messrs. Phildius and Scott as executive officers, directors and principal stockholders of the Company. In addition, PK&S and Messrs. Phildius and Scott have provided significant funds to MHB pursuant to bridge financing. These conflicts of interests could impact and may continue to impact the business decisions of Messrs. Phildius and Scott relating to their employment relationships with the Company and repayment of loans to PK&S.

         Ability to Direct Management. Including convertible Preferred Stock and options and warrants to acquire additional shares of the Company's Common Stock which are exercisable within 60 days of July 31, 1996, the Company's officers and directors and affiliates beneficially own, in the aggregate, approximately 35% of the Company's Common Stock, and may be in a position to control the Company.

         Dividend Policy. Since its inception, the Company has not paid any cash dividend on the Common Stock. The Company intends to retain future earnings, if any, to provide funds for the operation of its business and, accordingly, does not anticipate paying cash dividends on Common Stock in the reasonably foreseeable future.

         Regulation S Offerings. After exploring various methods for obtaining funds to meet its capital requirements, from November 1993 through June 1996, the Company (and its predecessor, MHB) completed placements of 4,005,820 shares of Common Stock pursuant to Regulation S promulgated under the Securities Act of 1933. Such shares were sold to offshore investors at prices significantly below the then prevailing market values thereof. MHB and the Company determined that the Regulation S placements, which resulted in proceeds of approximately $2,603,000 to MHB and the Company (net of placement expenses), represented its then most feasible and practical funding solution. As a result of the Regulation S placements, the pre-Regulation S stockholders of MHB suffered substantial voting right dilution. In connection with the above-described Regulation S offerings, an aggregate of approximately 230,000 warrants were issued to the placement agents engaged for such offerings, of which approximately 90,000 remain outstanding. The remaining warrants granted to such placement agents have exercise prices significantly below the market value of Company Common Stock on the dates of such grants. The warrants, which expire on various dates ranging from November 1996 through December 1998, pose potential additional dilution to the Company's stockholders.

         Potential Dilutive Effect of Outstanding Warrants, Restricted Securities and Options; Possible Impact on Future Financing. There are outstanding a substantial amount of warrants and options to purchase Company's Common Stock. While such warrants and options are outstanding, they may adversely affect the ability of the Company to obtain additional equity capital or debt financing and adversely affect the market price of the Common Stock. In addition, because the exercise prices of some of the warrants and options are below the current market price of the Common Stock, if such warrants and options were exercised, additional substantial dilution to the Company's stockholders could eventually result. Moreover, a significant number of shares of the Common Stock, including those issuable upon conversion of Preferred Stock and exercise of options, will be "restricted securities" under the Securities Act and may be sold under the Securities Act under certain circumstances (including the passage of time) without registration pursuant to Rule 144 under the Securities Act. Also, certain shares of the Company's Common Stock outstanding or issuable pursuant to warrants have been registered pursuant to demand or piggy-back registration rights granted by or assumed by the Company. The sale or availability for sale of substantial amounts of the Company's Common Stock or other securities convertible into Company's Common Stock, pursuant to Rule 144, registration rights or otherwise, could adversely affect the market prices of the outstanding Company's Common Stock and Redeemable Warrants.

         Loss of Nasdaq Listing. In order to qualify for continued listing on Nasdaq, a company must have, among other things, at least $2,000,000 in total assets, $1,000,000 in capital and surplus, a public float of 100,000 shares, a market value of public float equal to $200,000, two market makers and a minimum bid price of $1.00 per share of common stock. If an issuer does not meet the $1.00 minimum bid price standard, it may, however, remain listed on Nasdaq if the market value of its public float is at least $1,000,000 and the issuer has at least $2,000,000 in equity. There can be no assurance that the Company will continue to satisfy these criteria. Nasdaq has no minimum bid price standard for warrants. Although the Company has assets of approximately $6,660,000 (a substantial amount of which is intangible assets), if the Company becomes unable to meet the continued listing criteria of Nasdaq and is delisted therefrom, trading, if any, in the Company's Common Stock and the Company's

Redeemable Warrants, would thereafter have to be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, the "Electronic Bulletin Board". As a result, an investor likely would find it more difficult to dispose of, and to obtain accurate quotations as to the value of the Company's securities and the absence of a more liquid trading market may adversely affect the prices thereof.

         Risks of Low-Priced Stocks. If the Company's securities were delisted from Nasdaq, they may become subject to the "penny stock" rules under the Exchange Act, which impose additional sale practice requirements on broker-dealers which sell securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, the Rule may adversely affect the ability and/or willingness of broker-dealers to sell the Company's securities and may adversely affect the ability of holders to sell the Company's securities.

         The Commission has adopted regulations which define a "penny stock" as any equity security that has a market price (as therein defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Company in accordance with guidelines established by the Commission relating to the penny stock market, including information regarding a broker-dealer's obligations to a customer under the penny stock rules under the Exchange Act. Disclosure must also be made about commissions payable to both the broker-dealer and the registered representative and setting forth current quotations for the securities. Finally, monthly statements must be sent disclosing recent market value information for the penny stock held in the account. If the foregoing rules were applicable to the Company's securities, they could make it more difficult to trade such securities in that compliance with such rules could delay and/or preclude certain trading transactions. As a result, this could have an adverse effect on the liquidity and/or price of such securities.

         The foregoing penny stock restrictions will not apply to the Company's securities if such securities are (i) listed on the Nasdaq National Market System or are otherwise listed on Nasdaq and have price and volume information with respect to transactions in such securities provided on a current and continuing basis or (ii) meet certain minimum net tangible assets or average revenues criteria. Although the Company's securities currently are generally exempt from such restrictions, there can be no assurance that the Company's securities would likely qualify for exemption from these restrictions in the future.

         Uncertainties from Health Care Reform and Evolving Industry. The Company is subject to industry conditions, regulatory changes and economic conditions affecting the industry in general. Over the last two years, a large number of Federal healthcare reform bills have been proposed. However, none of these bills have achieved broad-based Congressional support, and the potential benefits or harms of any further reform legislation cannot be determined at this time. In addition, the health care industry is undergoing substantial changes many of which result from technological advances and regulatory efforts to respond to these developments. The Company cannot accurately predict the extent to which future changes in health care costs, treatment technology and industry regulations will affect the Company's operations or financial condition.

         Dependence Upon Personnel. The Company relies heavily upon the experience and abilities of its senior management and the loss of any one or more of such individuals, particularly the Chairman of the Board of Directors and Chief Executive Officer, Peter P. Phildius, and the Company's Chief Operating Officer and President, Douglas W. Scott, would likely have a material adverse effect on the Company and its financial condition.

         Barriers to Takeover. The Company is governed by the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law enacted in 1988. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to the stockholders. An "interested stockholder" is defined as a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15% or more of a corporation's voting stock. As a result of the application of
Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above market prices pursuant to such transactions. In addition, in the event of certain changes of control of the Company (as defined in the Company's Equity Plan) outstanding options granted pursuant to the Company's Equity Plan will become immediately exercisable in full. Such acceleration of exercisability may also discourage potential acquirors of the Company.

RISKS RELATING TO MHB'S BUSINESS

         Dependence on Key Clients and Psychiatric Review Service Area. During fiscal year 1995, MHB's largest client, Chubb, accounted for 42% of MHB's revenues in that year. During the first six months of fiscal year 1996, Guardian was MHB's largest client and accounted for 24% of MHB's revenues in that six month period. MHB has become highly dependent on its Psychiatric Review Services business in relationship to the other services it provides. Therefore, MHB could be materially affected by adverse developments in such area, as compared to a more diversified company. During fiscal year 1995, MHB's second largest client, Guardian, accounted for 33% of MHB's revenues during that year. As a result, for fiscal year 1995, the two largest clients of MHB accounted for approximately 75% of MHB's total revenues and 51% of the Company's total revenues. During the first six months of fiscal year 1996, the same two clients accounted for 44% of MHB's total revenues and 19% of the Company's total revenues. MHB's arrangements with Chubb and Guardian are terminable at any time without liability by such clients. The Company believes that the loss of either of these clients could have a material adverse effect on the operations and financial condition of MHB. All of the services provided to Chubb and Guardian were Psychiatric Review Services.

         Uncertain Market for MHB's Services. Even if sufficient funds were available to implement the Company's future plans for MHB, there can be no assurance that the Company will be able to locate and reach and maintain agreements with sufficient purchasers or users of its services to attain and sustain a profitable level of operations. Correspondingly, there can be no assurances that MHB's programs will be successfully marketed and administered or that MHB's operations will ever become or remain profitable. See "Increasing Competition" below.

         Performance-Based Pricing. For MHB's principal service area, Psychiatric Bill Review, remuneration is based primarily on actual dollars recovered by audits of psychiatric hospital bills. MHB is separately reimbursed by almost all its Psychiatric Review Services clients for medical records and physician review expenses. However, MHB assumes the risk for the personnel, systems and administrative expenses involved in conducting bill reviews with no assurance of the actual savings and, therefore, the actual revenues which will be generated. To date, MHB has been successful in achieving profitable margins with performance-based pricing but there can be no assurance that such margins will continue to be realized. Further, MHB is experimenting with alternative remuneration arrangements, and has established with two customers an arrangement based on the dollar value of the bills reviewed. There can be no assurance that alternative remuneration arrangements can be implemented with other clients, or that such alternative approaches will be more or less profitable than performance-based pricing.

         Lack of Operating History; Changes in MHB. MHB changed its original business focus in 1989 from being a preferred provider organization to a cost containment service organization. As such, MHB generally commenced its present type of operations in January 1989 and, therefore, has a somewhat limited operating history for such operations. In addition, MHB has, over the last few years, attempted to establish (at significant cost and effort) services, such as workers' compensation injury management and retrospective Medical Bill Review conducted in-house, which it subsequently found to be unprofitable. On the other hand, while MHB has established its Psychiatric Bill Review and Utilization Review Services, which have recently become both marketable and profitable, it has become increasingly dependent on such service areas and, as a result, less diversified. See "Dependence on Key Clients and Psychiatric Review Service Area". In light of this limited and evolving operating history, and MHB's operating losses, the likelihood of the future success of MHB must be considered in light of the problems, expenses, difficulties, risks and complications frequently encountered in connection with a relatively new and changing business.

         Increasing Competition. While the industry in which MHB competes is relatively young, many other companies, some in related industries, presently provide services similar to those provided by MHB. Many of these companies have and/or will have greater financial, marketing, administrative and other resources than MHB. In an industry and environment that is characterized by rapid change, in addition to probable regulatory changes of unknown scope and extent, entities with greater financial wherewithal and other resources than the Company will be better able to adapt to such changes and prosper in such an environment. See "Uncertainties from Health Care Reform and Evolving Industry" above and "Governmental Regulation" below. Moreover, the Company believes that competition in the health care cost-containment industry is likely to increase as the industry matures and as more companies both enter the market and expand the services which they offer. The Company believes that as the industry matures price will become an increasingly important competitive factor. As a result, the revenues generated from, and the potential profitability of, certain or all of MHB's services may be reduced, possibly drastically, as price competition intensifies, and such reduction could have a material adverse effect on the business and financial condition of MHB.

         Governmental Regulation. Since 1992, several states have enacted legislation requiring licensure of companies conducting utilization review services. In January 1993, MHB became licensed to conduct Psychiatric Utilization Review Services in the State of Connecticut which license was renewed, most recently in October 1995. MHB intends, to the extent possible, to renew such license annually. MHB believes that a total of 27 states (including Connecticut) presently regulate the type of utilization and bill review services conducted by MHB in its Psychiatric Review Services area. MHB believes that the nature and scope of its services in this area should not subject it to regulation by any state other than Connecticut, the location of its only offices. However, in June 1994, two of MHB's principal clients required that MHB fulfill the licensing requirements imposed by any state before performing services for them in that state. In order to eliminate any perceived risk by any of its clients, MHB has applied for licensure in 24 of the states that require licensing and has obtained licenses in 21 of such states. MHB has found that the regulations governing licensure in the remaining three states would prohibit MHB from using performance-based pricing, which would be unprofitable to MHB and, therefore, has opted not to pursue licenses in such states. Although the laws regulating utilization management firms, like MHB, vary from state to state, MHB's experience has been that the requirements for obtaining licensure generally address reviewers' qualifications, review criteria, timeliness of reviews and the appeal process. Based upon these factors, the Company believes that MHB is reasonably likely to be able to meet the licensure requirements of most or all of the remaining three states in which it has not yet obtained a desired license. There can be, however, no assurance that it will obtain licenses in each of these states and maintain licenses in such states and/or the other states in which it presently has licenses, and the failure to do so could cause one or both of the above-mentioned principal clients of MHB to terminate or reduce the level of their relationships with MHB. In any event, the Company expects to incur significant expenses of time and money in applying for such licenses and in maintaining its status by complying with applicable state regulatory requirements.

         Regulation of the health care field generally and the area of cost-containment, in particular, has been increasing and is evolving. Stringent regulation of this service area and/or an increase in governmental involvement which lead to regulation of MHB's other operations (and/or its customers, such as insurance companies) could have a material adverse effect on MHB, its financial condition and operations. In particular, MHB's business could be materially adversely affected by its failure to obtain any required licenses and governmental approvals, its failure to comply with applicable regulations or significant changes in regulations applicable to its clients. MHB cannot predict the effect various health care reform proposals submitted to Congress will have on its business. Finally, although cost-containment is not believed to constitute the practice of medicine under any state law, if a state should determine cost-containment to be the practice of medicine, any business conducted by MHB in that state could be materially adversely affected.

         Joint Marketing Agreements and Dependence on Others. MHB has invested significant time and money in connection with a joint marketing agreement with Medgate, Inc. ("Medgate") to market Medgate's cost control software. In January 1993, pursuant to such joint marketing agreement, MHB purchased shares of the common stock of Graph/Max Inc., the parent company of Medgate, for $50,000. The value of such stock has been written off. MHB has incurred approximately $100,000 in other expenditures made in fulfillment of the terms of the joint marketing agreement. Any eventual successes of such agreement and any other joint marketing agreements are largely within the control of Medgate and any other joint marketer and MHB is substantially dependent on the efforts of such other firms for its own success in such programs.

         Malpractice and Other Liability. MHB is not itself rendering health services and, accordingly, believes that it is ineligible to obtain medical malpractice insurance. MHB maintains general liability insurance coverage in the amount of $1,000,000. MHB also has professional liability insurance coverage of up to $5,000,000 per claim and $5,000,000 in the aggregate. There can be no assurances that MHB will not be subject to lawsuits or proceedings as a result of its activities, or that any such lawsuits or proceedings will not result in a recovery against MHB in excess of its liability insurance coverage or involve matters not covered by its insurance coverage. While MHB believes that its insurance coverage is presently adequate, there can be no assurances that it will not incur losses in excess of such coverage or in connection with activities for which it may be uninsured. In addition, in providing certain of its services, MHB may be deemed to have influenced the treatment of patients and thereby become liable, in whole or in part, for damages incurred as a result of patient mistreatment. While MHB does not believe that the services it provides involve an aggressive intervention in patient treatment, there can be no assurances that MHB would not be found liable for negatively influencing the treatment of patients and, if so, in substantial amounts.

         Securities Laws Violations. In connection with certain of its private placements of securities following MHB's initial public offering in October 1987, MHB failed to comply with certain requirements of state securities laws in some jurisdictions in which its securities had been offered or sold. Prior to the replacement of MHB's prior senior management with its present senior management, following the completion of its initial public offering in 1987, MHB became subject to the reporting requirements of the Exchange Act. As a result, MHB was required to file a report on Form 10-Q for the fiscal quarter ended June 30, 1987 and a report on Form 10-K for the fiscal year ended September 30, 1987 (containing audited financial statements). Pursuant to Section 15(d) of the Exchange Act, a company's obligation to file reports under the Exchange Act is automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if at the beginning of such fiscal year, the securities of a class to which the registration statement relates are held of record by less than 300 persons. As of October 1, 1987, there were less than 300 record holders of the MHB Common Stock. Accordingly, MHB's obligation to file reports pursuant to Section 15(d) was automatically suspended by statute as of such date. However, pursuant to Rule 15-d-6 promulgated under the Exchange Act, an issuer whose duty to file reports pursuant to Section 15(d) is suspended shall be required, within 30 days after the beginning of the first fiscal year in which it is no longer required to file such reports, to file a notice on Form 15 informing the Commission of such suspension. MHB failed to timely file a report on Form 10-Q for the fiscal quarter ended

June 30, 1987 and a report on Form 10-K for the fiscal year ended September 30, 1987 or a Form 15. MHB's management determined to file and did file such reports and Form 15 in October 1991. In addition, MHB failed to provide its stockholders with annual reports containing audited financial statements, as had been undertaken in the registration statement in connection with MHB's initial public offering. The Commission has not written or otherwise communicated with MHB, the Company or its counsel regarding the late filings. The Company cannot predict, however, with any certainty, whether and to what extent any penalties or sanctions will be imposed against it under these state and Federal securities laws. There are no pending legal proceedings relating to any of the above violations of law.

         RISKS RELATING TO ATI'S BUSINESS

         Incurred and Expected Losses; Uncertainty of Product Revenues. ATI has incurred significant operating losses for the last several years, and it is expected that ATI will incur continued operating losses as it continues to change its focus from providing product design and development services to manufacturing, marketing and selling products. As ATI shifts its focus, it must also increase its development expenditures for new products and product improvements. No assurance can be given that ATI's existing and future products will be successfully developed for commercialization or accepted by the marketplace or that sufficient revenues will be realized to support future research and development programs. Delays in the realization of product revenues may prevent or substantially delay continuing research, development, manufacturing and marketing efforts and could have a material adverse effect on the Company, particularly if the Company is unable to raise additional capital to fund such activities.

         Limited Exposure to Medical Community. In terms of its present business operations, ATI is essentially a start-up entity in a health care climate that is difficult even for established companies. To date, the medical and dental communities have had limited exposure to ATI and its technologies. Because the medical and dental communities are skeptical of new companies and new technologies, ATI might be unable to gain access to potential customers in order to demonstrate the operation and possible efficacy of its products. Some purchasers might be reluctant to purchase devices manufactured by a small company, like ATI , for fear that such company will be unable to supply such product or to continue in existence in the future. Even if ATI gains access to potential customers, no assurance can be given that members of the medical and dental communities will perceive a need for or accept ATI's products.

         Lack of Marketing Experience: Dependence on Third-Party Distributors. ATI has only limited experience in the direct marketing of medical and dental devices, and its sales and marketing staff currently consists of only one employee. ATI is marketing its products through distribution arrangements with established health care companies and has entered into distribution arrangements with other companies for geographical marketing rights to certain products developed by ATI. In such cases, ATI is substantially dependent on the efforts of its distributors to generate product revenues for ATI. There can be no assurance that such distributors will be successful. If ATI is unable to engage qualified independent distributors or strategic partners to sell or distribute its products, its market penetration will be restricted, and its ability to commercialize its products will correspondingly be restricted, if not entirely eliminated.

         Termination of License; Effects of Breach of Convatec Agreements. In March 1994, after expending approximately $234,000 and a great deal of time and effort to acquire and develop an exclusive license granted to it to distribute a diagnostic test for periodontal disease called Perio-AlertTM, such license was terminated by the licensor. Such license terminated after ATI sold less than $1,000,000 of Perio-AlertTM, which resulted in ATI's failure to incur any royalty obligations to the licensor.

         Prior to the termination of the Perio-AlertTM license, ATI's resources were principally focused upon developing and expanding its distribution of such product. As a result of the termination of the license, however, ATI has shifted its business focus to the HydrasorbTM line of products. ATI has incurred significant costs and expenses in the course of such transformation, and has encountered the difficulties, dislocations and delays associated with shifting the focus of a business from one product line to another.

         The terms of ATI's License and Supply Agreements with Convatec with respect to ATI's HydrasorbTM products provide that if ATI were to materially breach such agreements, become subject to a bankruptcy proceeding or suspend its business operations, Convatec would thereupon have the right to manufacture and sell HydrasorbTM products in the territory covered by such agreements on its own behalf. Such an event could result in ATI having a significant competitor for its HydrasorbTM products, which could have a material adverse effect on ATI's operating results and financial condition.

         Reliance on Limited Product Lines. To date, ATI's sales revenues have been derived from a limited number of product lines, the continued sales of which cannot be assured. Although ATI is attempting to expand the markets for its existing product lines and to develop and market additional products, there can be no assurance that ATI will be successful in doing so.

         Possible Demand Decrease. The current health care reimbursement climate as well as the uncertainties caused by the proposed health care reform plans are imposing great pressures on such providers to defer capital purchases and reduce the number and variety of inventories that they may have maintained previously. It is possible, therefore, that the demand for ATI products may decrease as a result of hospitals and other health care providers streamlining their respective inventories. Because the medical and dental communities are often skeptical of new companies and new technologies and products, ATI might be unable to gain access to potential customers in order to attempt to demonstrate what ATI believes to be the benefits of its products. Even if ATI gains access to potential customers, no assurance can be given that members of the medical or dental communities will perceive a need for or accept its products. Even if ATI or its product distributors are successful in convincing doctors, hospitals, clinics and other potential users of ATI's products of the benefits and advantages of such products, these potential users might be unwilling or unable to commit funds to the purchase of HydrasorbTM or other ATI products due to institutional constraints.

         Obsolescence of Products; Uncertainties Associated with Development Activities. It is expected that technological developments will continue at a rapid pace in the medical and dental products industries, and there can be no assurance that technological developments will not cause ATI's technologies and products to be rendered obsolete. ATI's future success will be dependent upon its ability to be competitive in the development and delivery of effective medical and dental products. Many companies with substantially greater resources than ATI are actively engaged in research and development of new products and in the manufacture and sale of products which compete with ATI's products. Present or future products of ATI could be rendered obsolete or obsolescent by technological advances by others. Development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Due to the limited amount of funds available to ATI, ATI has reduced and may have to continue to reduce product development efforts and/or the Company may seek additional financing. In particular, the Company has limited funds to acquire technologies and equipment used in ATI's development activities.

         Dependence Upon Suppliers. ATI does not have written agreements with any of its suppliers, and acquires the key components for its HydrasorbTM wound care from a single supplier. ATI's current supplier of such key components is the only vendor presently meeting ATI's qualifications. The loss of this supplier would, at a minimum, require ATI to locate another satisfactory vendor and/or pay increased costs and experience disruptive delays. If ATI could not identify a substitute vendor or establish a commercial relationship if such a vendor is identified, ATI may be required to cease further manufacturing and sales of its HydrasorbTM products. Such cessation could have a material adverse effect on ATI, its operations and financial condition and could possibly result in the termination of ATI's business.

         Substantial Regulation by Government Agencies. Many of ATI's products are subject to regulation by the Food and Drug Administration (the "FDA") and comparable agencies in various states and foreign countries requiring, among other things, pre-market approval or clearance of new medical or dental devices. In addition, ATI is subject to inspections by the FDA at all times, and may be subject to inspections by state and foreign agencies. If the FDA believes that its legal requirements have not been fulfilled, it has extensive enforcement powers, including the ability to initiate action to physically seize products and/or to enjoin their manufacture and distribution, to require recalls of certain types of products, and to impose or seek to impose civil or criminal sanctions against individuals or companies. Such submissions and review by the FDA could take several years, after which there could be no assurance that approval would be granted. In February 1994, as a result of a FDA GMP (Good Management Practices) facility inspection, ATI received a warning letter from the FDA regarding certain GMP violations. ATI responded to this letter by taking necessary corrective actions and notifying the FDA in writing of these corrective steps. The FDA has informed ATI that its subsequent inspection, in December 1994, confirmed that the corrective actions taken by ATI were satisfactorily implemented.

         Competition. The medical and dental products businesses are intensely competitive. Most of ATI's present competitors have substantially greater financial, marketing, administrative and other resources and larger development staffs than ATI and the Company. In addition, many of such competitors sell a broader range of dental and medical products than ATI and may be less vulnerable to changes in the market for such products and changes in regulatory or general economic conditions.

         Dependence on Intellectual Property; No Assurance as to Protection of Intellectual Property. ATI's ability to compete effectively with other companies will depend, in part, on its ability to maintain the proprietary nature of its technologies. ATI intends to rely substantially on unpatented proprietary information and know-how, and there can be no assurance that others will not develop such information and know-how independently or otherwise obtain access to ATI's technology. Similarly, there can be no assurance that ATI's proprietary technology will not infringe patents or other rights owned by others, licenses to which may not be available to ATI. Certain of ATI's scientific advisors may develop portions of ATI's proprietary technology at their respective universities, and there can be no assurance that the universities will not assert rights to intellectual property arising out of university-based research conducted by ATI's consultants or scientific advisors. If ATI is unable to adequately safeguard and exploit its methods and technologies, its ability to compete with other companies, a majority of which have greater financial, technological, human and other resources than the Company, would be materially adversely affected.

         Risk of Product Liability; Limited Insurance Coverage. The testing, marketing and sale of medical and dental products entails a risk of product liability claims by consumers and others. Since June 1990, ATI has maintained product liability insurance coverage and currently has such insurance in the amount of up to $5,000,000. This insurance will not cover liabilities caused by events occurring prior to the time such policy was purchased by ATI, liabilities caused by events occurring after such policy is terminated or claims made after 60 days following termination of the policy or in respect of events excluded from coverage. There can be no assurances that such insurance will continue to be available at a reasonable cost, if at all, or will be sufficient to cover all possible liabilities. In the event of a successful suit against ATI, lack or insufficiency of insurance coverage would have a material adverse effect on ATI. Further, certain distributors of medical and dental products require minimum product liability insurance coverage as a condition precedent to purchasing or accepting products for distribution. Failure to satisfy such insurance requirements could impede the ability of ATI to achieve broad distribution of its products which would have a material adverse effect on ATI.

         ATI Securities Laws Violations. ATI's predecessor failed to amend its Form 10-K for the fiscal year ended July 31, 1992 to include in the Form 10-K certain information required under the Exchange Act. ATI no longer has its securities registered under the Exchange Act. There can, however, be no assurance that the Commission or others will not impose monetary or other penalties, or take action against the Company, as successor to ATI's predecessor, as a result of such securities laws violations.

                                   THE COMPANY

Introduction

                  Avitar, Inc. (formerly Managed Health Benefits Corporation and used herein as the "Company") acquired Avitar, Inc., a publicly held corporation ("Old Avitar") pursuant to a merger transaction in which Old Avitar merged with and into a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the Merger, which was effective on May 19, 1995, the Company changed its name to Avitar, Inc. The surviving corporation in the Merger, which holds all the assets and business of Old Avitar, is named Avitar Technologies, Inc. and is referred to herein as "ATI". Following the Merger, the Company transferred all of its pre-merger business and assets to a wholly-owned subsidiary now named Managed Health Benefits Corporation ("MHB"). The Company is now a holding company with two operating subsidiaries. Through MHB and ATI, the Company provides health care cost containment services and produces disposable medical and dental products. For the fiscal year ended September 30, 1995, which included the results of operations of ATI from May 19, 1995, MHB's business accounted for 68% and ATI's business accounted for 32% of the Company's aggregate revenues.

         The Company's strategic goals continue to evolve as management has responded to rapid changes and anticipated additional changes in the health care field in general, and in mental health care and disposable medical and dental products in particular. Increased pressure on health care costs, intense competition among health care insurers and providers, reduced usage of certain mental health care services and a consolidation of large health care organizations, among other factors, have lead management to conclude that it is necessary to develop new products and services.

         The Company anticipates continuing to add and develop new products and service systems to better enable itself to compete in the rapidly-changing health care environment.

         The Company's executive offices are located at 556 Washington Avenue, Suite 202, North Haven, Connecticut 06473 and its telephone number is (203) 234-7737.

Recent Developments.

         During the second calendar quarter of 1996, the Company completed placements of 1,615,260 shares of Common Stock to non-U.S. investors pursuant to Regulation S under the Securities Act of 1933 in exchange for net proceeds of approximately $1.25 million.

         In addition, during April 1996, the Company and Convatec, a division of E.R. Squibb & Sons, Inc. ("Convatec") determined that it was necessary to modify and clarify their rights and obligations under a certain Supply Agreement, dated June 30, 1994, relating to ATI's principal product, Hydrasorb(TM) wound dressings. Pursuant to the amended agreements, Convatec immediately compensated the Company $250,000, all of which will be recognized as income during the quarter ended June 30, 1996. Furthermore, the amended agreements contain termination provisions that eliminate the Company's obligation to repay any of the $425,000 received from Convatec in July 1994 as a licensing fee (of which $276,250 was outstanding as of March 31, 1996). As a result of the amended agreements, which deleted the obligation of Convatec to acquire all of its foam wound dressing requirements from ATI, it is possible that sales to Convatec may decrease. The amended agreements also permit the Company to sell Hydrasorb(TM) wound dressings through other companies.

Managed Health Benefits Corporation

         MHB is in the business of providing containment services to assist employers and other third-party payors in controlling the costs of group medical, workers' compensation and disability benefits. The benefit cost containment industry is a part of the general managed care industry, which includes health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). The HMO and PPO managed care models attempt to control costs by being more efficient service providers. Cost containment companies pursue essentially the same objective by enabling payors to more effectively manage claims.

         Cost containment companies specialize in providing services to those who pay the bills for health care in the United States. These third-party payors, which include self-insured employers, governmental employers, insurance companies, union health and welfare plans and claims administration organizations, frequently do not have control over the provision of services yet directly incur the rising costs of health care. Cost containment companies provide services designed to improve the accuracy and appropriateness of claims expenditures. In addition, cost containment companies provide services to managed care payors such as HMO's and PPO's.

         MHB has targeted certain economically significant areas where it believes health benefit payors have difficulty in controlling costs: mental health, hospitalization and occupational health and safety.

         MHB's business strategy in each of its service areas is ultimately to create a relationship of shared risk and reward with its clients. Presently, MHB has implemented this strategy with most of its Bill Review Services clients. Under this strategy, MHB attempts to work with its clients in reducing and/or recovering the costs of healthcare treatment in a manner which is mutually beneficial, and in which there is an incentive for both MHB and its clients to address costly health care treatment in an efficient and cost-effective manner.

         Each of MHB's principal service areas are briefly described in the Company's most recent Annual Report on Form 10-KSB, which is incorporated herein. Additional information is included in the Company's Quarterly Reports on Form 10-QSB for the periods ended December 31, 1995 and March 31, 1996, which are incorporated herein.

         During the six months ended March 31, 1996, MHB derived 92% of its revenues from Psychiatric Review Services and 7% from sales of Medgate occupational health, safety and environmental cost control software, both of which are described in the Annual Report.

         Avitar Technologies, Inc.

         ATI was founded in 1979 to provide product design and development services to medical device manufacturers. In the course of providing these services, ATI developed proprietary biomaterials and processing technologies that it has applied and intends to continue to apply to a variety of medical and dental products. In 1989, ATI undertook a strategic shift from product design and development to the commercial exploitation of its core technologies. This strategy included the establishment of distribution agreements with large medical product companies to market products designed, and/or licensed, and/or manufactured by ATI. ATI currently has marketing relationships with major medical products firms including Convatec, Smith & Nephew Richards, Inc., Medi Bayreuth, and Knoll Pharmaceutical, Inc.

         ATI does not conduct pure research activities. ATI's primary development strategy is to develop proprietary products through the generation and development of product ideas either internally or through strategic partnerships with persons and entities in the health care or dental fields. Although secondary to its primary objective, ATI also intends to actively pursue fee-for-service product design and development arrangements. The ability of ATI to keep current on technology and purchase new equipment in connection with development of new improved products will be affected by its existing and future need for, and the availability of, financing.

         ATI intends to continue to focus on developing proprietary products related to the health care and dental markets. Whether such products are developed entirely internally, or in conjunction with strategic partners, a product will go through several stages of development. After each stage, ATI will conduct studies to determine the effectiveness of such product. If ATI has a strategic partner with respect to the development of a particular product, the strategic partner may also test the product as it is being developed.

         Currently, ATI offers the following products which utilize its proprietary medical polyurethane technology.

                  -        Hydrasorb(TM) wound dressings.

                  - Customized medical polyurethane products including bone fixator dressings and island dressings, mouthpieces and several proprietary products, which are currently in the development stage.

         Each of ATI's major product offerings are described in more detail in the Company's most recent Annual Report on Form 10-KSB which is incorporated herein. Additional information is included in the Company's Quarterly Reports on Form 10-QSB for the periods ended December 31, 1995 and March 31, 1996, which are incorporated herein by reference.

         For the six months ended March 31, 1996, ATI's Hydrasorb(TM) wound dressings product line accounted for approximately 69% of its revenues and the custom medical polyurethane products category accounted for approximately 31% of its revenues.

         In April 1996, ATI and Convatec, a division of E.R. Squibb and Sons, Inc., determined that it was necessary to modify and clarify their rights and obligations under the 1994 Supply and License Agreements in light of intervening business developments, facts and circumstances. In consideration for these amendments to the agreements, Convatec immediately compensated ATI $250,000 and agreed to eliminate ATI's obligation to repay any of the $425,000 received from Convatec in July 1994 as a licensing fee.
See "Recent Developments" above.

         In March 1996, ATI entered into a license agreement with Simplex Medical Systems, Inc. for the production of saliva collection devices. Thereafter, ATI entered into an agreement with a medical company to produce saliva collection devices for test kits. In July 1996, that customer reported the results of correlation studies using its test kits incorporating the Company's saliva collection device. These studies were conducted in a group of 300 patients tested for HIV and a 300 patient group tested for hepatitis. Both studies showed a 100% correlation when compared to the results of the standard control tests. In view of these positive test results, the Company's managers hope that sales of the saliva collection devices will increase, although there can be no assurances that such sales increase will in fact occur.

                                 USE OF PROCEEDS

         If all of the Redeemable Warrants and Other Warrants were exercised, the net proceeds to the Company from the sale of the Common Stock offered by the Company pursuant to such Warrants are estimated to be approximately $21,600,000. To the extent that the Company receives any proceeds from the exercise of such Warrants, the Company expects that such proceeds would be used to continue to expand the business of the Company and for general working capital purposes. More specifically, the Company expects that any such proceeds would be used to develop and expand its operation and administrative systems; to expand its sales and marketing activities; and for product and service development and possible acquisitions. However, there can be no assurance that all, if any, of such Warrants will be exercised. If only a small part of the offering is sold, a larger proportion of the proceeds would be used for sales and marketing activities. If a majority or larger proportion of the offering is sold, once management has determined that sufficient expenditures have been made for operation and administrative systems and sales and market activities, a larger proportion of the remaining proceeds would be devoted to product and service development and possible acquisitions. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                         DETERMINATION OF OFFERING PRICE

         The Company is offering 12,707,388 shares at the current exercise prices provided in the Redeemable Warrants and Other Warrants as set forth below:

==========================================================================================================
              Warrants                   Number of                     Number of                 Exercise
                                          Warrants                        Shares                    Price
                                                                                                per Share
- ----------------------------------------------------------------------------------------------------------
Redeemable Warrants                      2,733,219                      9,761,496                  $ 1.96
issued August 1992 and
May 1995

- ----------------------------------------------------------------------------------------------------------
D.H. Blair Warrants                         62,500                        142,857                  $ 0.035
issued June 1991
- ----------------------------------------------------------------------------------------------------------
Warrants issued                            122,000                        272,321                  $ 1.12
February 1992
- ----------------------------------------------------------------------------------------------------------
Bridge Financing with                      300,000                        300,000                  $ 0.65
PKS issued September
1994
- ----------------------------------------------------------------------------------------------------------
Bridge Financing with                    1,485,000                      1,485,000                  $ 0.50
PKS and others issued
December  1994 to May
1995
- ----------------------------------------------------------------------------------------------------------
Avitar Lease Warrants                      150,000                        150,000                  $ 0.50
issued March 1995
- ----------------------------------------------------------------------------------------------------------
Redeemable Warrants                        166,800                        595,714                  $ 1.96
issuable upon exercise
of 1992 Underwriter's
Warrants
- ----------------------------------------------------------------------------------------------------------
    TOTAL                                                              12,707,388                     --
==========================================================================================================


         The Selling Stockholders may sell their shares of Common Stock at market prices. The closing asked price for Common Stock reported on Nasdaq on July 26, 1996 was $1.03125.

                              SELLING STOCKHOLDERS

         The Selling Stockholders are listed below together with the number of shares now owned by each, the number of shares to be offered and the percentage of class to be owned by each after the offering is complete. None of the Selling Stockholders has any material relationship with the Company other than ownership of shares of Common Stock, except that James Groth, George Witt and Craig Taylor are directors of the Company.

==================================================================================================
        Selling                          Shares                    Shares           Percentage
     Stockholders                       Now Owned                  Offered           of Class
                                                                                      Post-
                                                                                     Offering
- --------------------------------------------------------------------------------------------------
James Groth (Director)                     76,647                     6,647           1.01%*
- --------------------------------------------------------------------------------------------------
George Witt (Director)                     40,127                     6,647             **
- --------------------------------------------------------------------------------------------------
Craig Taylor (Director)                     8,317                     4,674             **
- --------------------------------------------------------------------------------------------------
Wallace MacDermott                        100,000                   100,000             **
- --------------------------------------------------------------------------------------------------
Thomas O. Murphy                          100,000                   100,000             **
- --------------------------------------------------------------------------------------------------
Richard Brown, Jr.                         59,783                    59,783             **
- --------------------------------------------------------------------------------------------------
Scott Cronk                                25,000                    25,000             **
- --------------------------------------------------------------------------------------------------
Richard Brown, Sr.                         20,833                    20,833             **
- --------------------------------------------------------------------------------------------------
Linda Brown                                20,833                    20,833             **
- --------------------------------------------------------------------------------------------------
Robert Gallo                               16,667                    16,667             **
==================================================================================================

         * Based on the assumption that all 6,647 shares are sold, but no other shares are sold and no Warrants are exercised.

         **       Less than 1% of Company's Common Stock.

                              PLAN OF DISTRIBUTION

         The Company intends to distribute this Prospectus to all registered holders of Redeemable Warrants and Other Warrants. The 12,707,388 shares offered hereby by the Company will be offered and sold in accordance with the terms of the respective Redeemable Warrants and Other Warrants. See "Determination of Offering Price."

         The Selling Stockholders may offer their respective shares from time to time in regular brokerage transactions on Nasdaq or to dealers, in private sales or negotiated transactions, or otherwise, at prices related to the then prevailing market prices. The Company will not receive any of the proceeds of the sale of Common Stock by the Selling Stockholders. All expenses of the registration of such securities will be borne by the Company. The Selling Stockholders, and not the Company, will pay or assume all applicable brokerage commissions or other costs for sale as may be incurred in the sale of such securities.


                                  LEGAL MATTERS

         The validity of the Common Stock being offered hereby has been passed upon for the Company by Dolgenos Newman & Cronin LLP, 96 Spring Street, New York, New York 10012.


                          STATEMENT OF INDEMNIFICATION

         The Company's Certificate of Incorporation, as amended, provides that a director will not be personally liable to the Company or its stockholders for monetary damages for the breach of his or her fiduciary duty of care as a director, including breaches which constitute gross negligence. By its terms and in accordance with the Delaware General Corporation Law ("DGCL"), however, this provision does not eliminate or limit the liability of a director of the Company
(i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions) or (iv) for any improper benefit.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                                     EXPERTS

         The consolidated financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-KSB for the year ended September 30, 1995.

         (b) The Company's Quarterly Reports on Form 10-QB for the quarters ended December 31, 1995 and March 31, 1996; and

         (c) In addition to the foregoing, all documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Act (prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold), shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                             ADDITIONAL INFORMATION

         As of July 26, 1996, the Company had an aggregate of 30,000,000 shares of stock authorized, of which 25,000,000 shares are Common Stock and 5,000,000 shares are Preferred Stock. As of the same date, 6,966,884 shares of Common Stock were issued and outstanding and 1,275,261 shares of Preferred Stock were issued and outstanding. Further information concerning the Common Stock of the Company may be found in the documents incorporated by reference above.








NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CIRCUMSTANCES OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                    ----------------------------------------


                                TABLE OF CONTENTS



Available Information..........................................................3
Summary........................................................................5
Risk Factors...................................................................9
The Company...................................................................23
Use of Proceeds...............................................................26
Determination of Offering Price...............................................28
Selling Stockholders..........................................................29
Plan of Distribution..........................................................30
Legal Matters.................................................................30
Statement of Indemnification..................................................30
Experts.......................................................................31
Incorporation of Documents by
  Reference...................................................................31
Additional Information........................................................32




                        13,068,472 SHARES OF COMMON STOCK




                                  AVITAR, INC.





                    -----------------------------------------

                                   PROSPECTUS


                    -----------------------------------------



                                 ________, 1996

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 14.  Other Expenses of Issuance and Distribution.


The expenses in connection with the offering of shares pursuant to this Registration Statement on Form S-3 are listed below. The Company will pay each of these expenses.

         Filing Fee -- Securities and Exchange
         Commission                                          $    5,952.67

         Accountants' Fee and Expenses*                      $   15,000.00

         Fees and Expenses of the Company's
         Counsel*                                            $   30,000.00

         Printing and EDGAR Expenses*                        $   15,000.00

         Miscellaneous Expenses*                             $   10,000.00
                                                             -------------

           Total                                             $   75,952.67

         ----------
           *  Estimated


Item 15.  Indemnification of Directors and Officers.

         Section Seven of the Registrant's Certificate of Incorporation, as amended, provides that the Registrant shall indemnify its officers, directors, employees and agents to the fullest extent permitted by Delaware General Corporation Law (the "DGCL"). Section 145 of the DGCL, the relevant indemnification provision of the DGCL, provides as follows:

                  (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or, (2) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

                  (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                  (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                  (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

                  In accordance with Section 102(b)(7) of the DGCL, Section Seven of the Certificate of Incorporation, as amended, of the Registrant eliminates the personal liability of the Registrant's directors to the Registrant, or its stockholders for monetary damages for breach of their fiduciary duties as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.          Exhibits.

Exhibit No.

          5.1     Opinion re legality of Dolgenos Newman & Cronin LLP

         23.1     Consent of BDO Seidman, LLP.

         23.2     Consent of Dolgenos Newman & Cronin LLP

Item 17.  Undertakings.

         The undersigned Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "1933 Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for the purposes of determining any liability under the 1933 Act, each filing of the Company's annual report pursuant to Section 13(a) or
Section 15(d) of the 1934 Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to stockholders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the 1934 Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         (6) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Haven, State of Connecticut, on this 30th day of July 1996.


                                             AVITAR, INC.


                                             By: /s/ PETER P. PHILDIUS
                                                ---------------------------
                                             Name: Peter P. Phildius
                                             Title: Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title                           Date
- ---------                    -----                           ----


/S/ PETER P. PHILDIUS        Chairman of the Board           July 30, 1996
- ---------------------        and Chief Executive
Peter P. Phildius            Officer (Principal
                             Executive Officer)



/S/ DOUGLAS W. SCOTT         President and Chief             July 30, 1996
- ---------------------        Operating Officer;
Douglas W. Scott             Director



/S/ GEORGE WITT, PH.D.       Director                        July 30, 1996
- ---------------------
George Witt, Ph.D.


                             Director
- ---------------------
Craig Taylor


                             Director
- ---------------------
James Groth


/S/ JAY LEATHERMAN           Controller, Secretary           July 30, 1996
- ---------------------        and Chief Financial and
Jay Leatherman               Accounting Officer
                             (Principal Accounting
                             and Financial Officer)

                                  EXHIBIT INDEX

Exhibit No.
- -----------


     5.1      Opinion re legality of Dolgenos Newman & Cronin LLP

    23.1      Consent of BDO Seidman, LLP

    23.2      Consent of Dolgenos Newman & Cronin LLP


                                      II-8